Exhibit 99.1
AirMedia Announces Unaudited Fourth Quarter and Fiscal Year 2009 Financial Results
Beijing, China — March 1, 2010 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.
Fourth Quarter 2009 Financial and Business Highlights
•	Total revenues increased by 11.7% year-over-year and by 19.8% quarter-over-quarter to US$45.2 million, a record high in AirMedia’s operating history.

•	Revenues from traditional media in airports increased by 139.9% year-over-year and by 39.9% quarter-over-quarter to US$10.2 million.

•	Net loss attributable to AirMedia’s shareholders was US$12.4 million. Basic and diluted loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.19.

•
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$10.0 million. Adjusted basic and diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.15.

•
Average advertising revenue per time slot sold (the “ASP”) of digital frames in airports, digital TV screens in airports, digital TV screens on airplanes, and traditional media in airports all improved quarter-over-quarter.

•	Utilization rates of digital frames in airports, digital TV screens on airplanes, and traditional media in airports improved quarter-over-quarter.
Fiscal Year 2009 Financial Highlights
•	Total revenues increased by 21.5% year-over-year to US$152.5 million.

•	Revenues from digital frames in airports grew by 47.2% year-over-year to US$66.3 million.

•	Net loss attributable to AirMedia’s shareholders was US$30.2 million. Basic and diluted loss attributable to AirMedia’s shareholders per ADS were both US$0.46.

•
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss excluding share-based compensation expenses and amortization of acquired intangible assets, was US$21.9 million. Adjusted basic and diluted loss attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.33.

“Total revenues reached US$45.2 million in the fourth quarter of 2009, a record high in our operating history, which demonstrates the recovery of the advertising sector in China. 2009 has been a year of media expansion for AirMedia. During the year, within the air travel advertising sector, we expanded our digital frame network to 31 airports, including all the top 15 airports in China, further enhanced our media presence in the top tier airports and extended our leading position to traditional media in the top tier airports. Outside the air travel advertising sector, we obtained exclusive concession rights until the end of 2014 to put our media in Sinopec’s gas stations across China,” commented Herman Guo, chairman and chief executive officer of AirMedia.

“We are inspired by the strong recovery of advertising expenditure of our customers, which is reflected in our first quarter 2010 revenue guidance. In general, the first quarter is the lowest quarter of the year for advertising due to the Spring Festival, with revenues showing a sequential drop from the fourth quarter of the previous year. However, so far this year, due to strong demand from advertisers, we have not experienced the usual seasonality. We expect the recovery in advertising to continue throughout the year based on feedback from our advertisers indicating their confidence in the Chinese economy and confirming incremental advertising budget increases at the beginning of the year. We believe the valuable media resources we captured during the recent economic downturn will bring significant commercial benefits and turn 2010 into a year of harvesting,” continued Herman Guo.
Conor Yang, AirMedia’s chief financial officer, added, “Net loss increased sequentially in the fourth quarter of 2009 due to certain one-time penalties imposed on us for terminating the operation of some unprofitable media. However, we expect that the terminations of the operation of certain unprofitable media, which began in the fourth quarter of 2009 and continued into the first quarter of 2010, will reduce our concession fees by approximately US$11.3 million in 2010. We believe that such terminations will only have a temporary negative impact on our business and will be good for the Company in the long term. We are encouraged to see revenues from traditional media in airports, which were the biggest drag on our recent performance, grow significantly in the fourth quarter of 2009. The sequential increases in ASPs of all our major products and the sequential improvement in utilization rates of most of our products further boosted our confidence in the recovery of the overall economy and the advertising sector in particular.”
Fourth Quarter 2009 Financial Results
Revenues
Total revenues by product line (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	December	% of Total	September	% of Total	December	% of Total	Growth	Growth
	31, 2009	Revenues	30, 2009	Revenues	31, 2008	Revenues	rate	rate
Air Travel Media Network	45,097	99.8%	37,726	100.0%	40,462	100.0%	11.5%	19.5%
Digital frames in airports	20,673	45.7%	17,059	45.2%	17,231	42.6%	20.0%	21.2%
Digital TV screens in airports	7,498	16.6%	8,412	22.3%	11,388	28.1%	-34.2%	-10.9%
Digital TV screens on airplanes	6,271	13.9%	4,053	10.7%	4,123	10.2%	52.1%	54.7%
Traditional media in airports	10,215	22.6%	7,304	19.4%	4,258	10.5%	139.9%	39.9%
Other revenues in air travel	440	1.0%	898	2.4%	3,462	8.6%	-87.3%	-51.0%
Gas Station Media Network	102	0.2%	—	—	—	—	N/A	N/A

Total revenues	45,199	100.0%	37,726	100.0%	40,462	100.0%	11.7%	19.8%

Net revenues	44,256		37,174		38,190		15.9%	19.1%
Total revenues for the fourth quarter of 2009 reached US$45.2 million, representing a year-over-year increase of 11.7% from US$40.5 million and a quarter-over-quarter increase of 19.8% from US$37.7 million. The year-over-year and quarter-over-quarter increases were due to increases in revenues from digital frames in airports, digital TV screens on airplanes, traditional media in airports and gas station media network.
Revenues from digital frames in airports
Revenues from digital frames in airports for the fourth quarter of 2009 increased by 20.0% year-over-year and by 21.2% quarter-over-quarter to US$20.7 million. The year-over-year increase was due to an increase in the number of time slots sold, partially offset by a decrease in the ASP. The quarter-over-quarter increase was due to increases in both the number of time slots sold and the ASP. Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.

The number of time slots sold for the fourth quarter of 2009 increased by 110.6% year-over-year and by 18.8% quarter-over-quarter to 9,724 time slots. The year-over-year and quarter-over-quarter increases were due to continued sales efforts and growing acceptance of AirMedia’s digital frames. AirMedia’s digital frames were operated in 31 airports in the fourth quarter of 2009, up from 22 airports at the end of the fourth quarter of 2008, and remained unchanged from the third quarter of 2009. The number of time slots available for sale for the fourth quarter of 2009 increased by 53.1% year-over-year and by 4.7% quarter-over-quarter to 30,290 time slots. The year-over-year increase was primarily due to an increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter increase was primarily due to the full-quarter operations of the additional digital frame product lines in the Beijing airport, Shanghai’s two airports, the Guangzhou airport, the Chengdu airport and the Hangzhou airport, which AirMedia commenced to operate in the middle of the previous quarter, and the commencement of operations of an additional digital frame product line in the Guiyang airport. The utilization rate of digital frames for the fourth quarter of 2009 increased by 8.8 percentage points year-over-year and 3.8 percentage points quarter-over-quarter to 32.1%, primarily due to the increase in the number of time slots sold.
The ASP of digital frames for the fourth quarter of 2009 decreased by 43.0% year-over-year and increased by 2.0% quarter-over-quarter to US$2,126. The year-over-year decrease was primarily due to higher discounts offered in the fourth quarter of 2009 than in the same period one year ago. The quarter-over-quarter increase was primarily due to the change in mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in the fourth quarter of 2009 than in the previous quarter.
Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the fourth quarter of 2009 decreased by 34.2% year-over-year and by 10.9% quarter-over-quarter to US$7.5 million, primarily due to a decrease in the number of time slots sold.
The number of time slots sold for the fourth quarter of 2009 decreased by 28.9% year-over-year and by 28.2% quarter-over-quarter to 4,062 time slots. The year-over-year decrease was primarily due to advertisers’ shift in their budget allocations from our digital TV screens in airports to our other products in airports and on airplanes. The quarter-over-quarter decrease was due to advertisers’ shift in their budget allocations and lower discounts offered, which resulted in fewer time slots sold when advertisers spent the same amount of budgets as in the previous quarter. The number of time slots available for sale for the fourth quarter of 2009 was 25,629 time slots, which remained relatively unchanged year-over-year and quarter-over-quarter. The utilization rate for the fourth quarter of 2009 decreased by 6.4 percentage points year-over-year and by 6.2 percentage point quarter-over-quarter to 15.8%, primarily due to the decrease in the number of time slots sold.
The ASP of digital TV screens in airports for the fourth quarter of 2009 decreased by 7.4% year-over-year and increased by 24.2% quarter-over-quarter to US$1,847. The year-over-year decrease was primarily due to the change in the mix of the time slots sold. The number of time slots sold in the airports other than the top three airports, which have significantly lower ASPs than those sold in the top three airports, accounted for a higher percentage of total number of time slots sold in the fourth quarter of 2009 than in the same period one year ago. The quarter-over-quarter increase was due to lower discounts offered to clients, reflecting the recovering Chinese economy.

Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the fourth quarter of 2009 increased by 52.1% year-over-year and by 54.7% quarter-over-quarter to US$6.3 million. The year-over-year and quarter-over-quarter increases were due to increases in both the number of time slots sold and the ASP of digital TV screens on airplanes.
The number of time slots sold for the fourth quarter of 2009 increased by 39.8% year-over-year and by 28.6% quarter-over-quarter to 274 time slots due to continued sales efforts. The number of time slots available for sale for the fourth quarter of 2009 decreased by 7.4% year-over-year to 450 time slots and remained unchanged quarter-over-quarter. The utilization rate for the fourth quarter of 2009 increased by 20.6 percentage points year-over-year and increased by 13.6 percentage points quarter-over-quarter to 60.9%. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the number of time slots sold.
The ASP of digital TV screens on airplanes for the fourth quarter of 2009 increased by 8.7% year-over-year and by 20.3% quarter-over-quarter to US$22,887. The year-over-year increase in the ASP was primarily due to the change in the mix of the time slots sold. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than those sold on the other airlines, accounted for a higher percentage of total number of time slots sold in the fourth quarter of 2009 than in the same period one year ago. The quarter-over-quarter increase in the ASP was due to lower discounts offered in the fourth quarter of 2009 than in the previous quarter, as well as the change in the mix of the time slots sold. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than those sold on the other airlines, accounted for a higher percentage of total number of time slots sold in the fourth quarter of 2009 than in the previous quarter.
Revenues from traditional media in airports
Please note that part of the prior comparative figure of “Other Displays” has been reclassified to “Traditional Media in Airports” to conform to the current presentation.
Revenues from traditional media in airports for the fourth quarter of 2009 primarily included revenues from traditional media in Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport, as well as revenues from billboards and painted advertisements on gate bridges in certain airports. Revenues from traditional media in airports for the fourth quarter of 2009 increased by 139.9% year-over-year and by 39.9% quarter-over-quarter to US$10.2 million. The year-over-year increase was primarily due to the commencement of operations of traditional media in the Beijing and Shenzhen airports in April 2009. The quarter-over-quarter increase was primarily due to improved sales of traditional media in the Beijing and Shenzhen airports.
The number of locations sold for the fourth quarter of 2009 was 358 locations, relatively unchanged compared to the previous quarter. The number of locations available for sale for the fourth quarter of 2009 decreased by 14.1% quarter-over-quarter to 864 locations primarily due to the upgrade of TV-attached light boxes in the Chengdu airport, which were classified as traditional media, to TV-attached digital frames, which are classified as digital frames. The utilization rate of traditional media for the fourth quarter of 2009 increased by 5.7 percentage points quarter-over-quarter to 41.4% primarily due to the decrease in the number of locations available for sale.
The ASP of traditional media in airports for the fourth quarter of 2009 increased by 40.2% quarter-over-quarter to US$28,532 primarily due to the change in the mix of the number of locations sold. The number of traditional media sold in the Beijing and Shenzhen airports, which have higher ASPs, accounted for a higher percentage of the total number of locations sold in the fourth quarter of 2009 than in the previous quarter.

Revenues from the gas station media network
AirMedia started to put clients’ advertisements in Sinopec’s gas stations in Beijing, Shanghai and Shenzhen on a trial basis in early December of 2009. Revenues from gas station media network for the fourth quarter of 2009 were US$102,000.
As of February 28, 2010, AirMedia had installed its media, including scrolling light boxes and billboards, in a total of 729 Sinopec gas stations, of which 215 are located in Beijing, 249 in Shanghai, 99 in Shenzhen and the remaining 166 in 10 other cities.
Please refer to “Summary of Selected Operating Data” for more operating data.
Business tax and other sales tax for the fourth quarter of 2009 were US$943,000, compared to US$2.3 million in the same period one year ago and US$552,000 in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are permitted to be deducted from total revenues under applicable PRC tax law.
Net revenues for the fourth quarter of 2009 reached US$44.3 million, representing a year-over-year increase of 15.9% from US$38.2 million and a quarter-over-quarter increase of 19.1% from US$37.2 million.
Cost of Revenues
Cost of revenues for the fourth quarter of 2009 was US$47.1 million, representing a year-over-year increase of 102.2% from US$23.3 million and a quarter-over-quarter increase of 24.5% from US$37.8 million. The year-over-year and quarter-over-quarter increases were primarily due to an increase in concession fees in connection with the expansion of AirMedia’s business. Cost of revenues as a percentage of net revenues in the fourth quarter of 2009 was 106.4%, compared to 61.0% in the same period one year ago and 101.7% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens and to Sinopec for placing outdoor media in its gas stations.
During the fourth quarter of 2009, AirMedia terminated the operation of certain unprofitable media in several airports. The dropping of these unprofitable media resulted in one-time penalties of US$3.7 million recorded in concession fees in the fourth quarter of 2009.
Concession fees for the fourth quarter of 2009 were US$35.1 million, representing a year-over-year increase of 129.6% from US$15.3 million and a quarter-over-quarter increase of 25.8% from US$27.9 million. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period and one-time penalties for terminating the operation of certain unprofitable media. The quarter-over-quarter increase was primarily due to incremental concession fees associated with new concession rights contracts entered in the fourth quarter of 2009, full quarter impact of concession fees associated with concession rights contracts entered in the third quarter of 2009, and one-time penalties for terminating operation of certain unprofitable media. Concession fees as a percentage of net revenues in the fourth quarter of 2009 was 79.3%, compared to 40.1% in the same period one year ago and 75.1% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the fact that incremental concession fees associated with new concession rights contracts were fixed once concession rights contracts were entered into, while revenues generated from newly signed concession rights contracts would take time to ramp up.

Gross Profit/Loss
Gross loss for the fourth quarter of 2009 was US$2.8 million, compared to gross profit of US$14.9 million in the same period one year ago and gross loss of US$628,000 in the previous quarter.
Gross loss as a percentage of net revenues for the fourth quarter of 2009 was negative 6.4%, compared to gross profit as a percentage of net revenues of 39.0% in the same period one year ago and gross loss as a percentage of net revenues of negative 1.7% in the previous quarter. The year-over-year and quarter-over-quarter decreases in gross profit as a percentage of net revenues were primarily due to the increase in concession fees.
Operating Expenses
Operating expenses (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	December	% of Net	September	% of Net	December	% of Net	Growth	Growth
	31, 2009	Revenues	30, 2009	Revenues	31, 2008	Revenues	rate	rate
Selling and marketing expenses	4,121	9.3%	3,607	9.7%	3,341	8.7%	23.3%	14.3%
General and administrative expenses	8,274	18.7%	7,034	18.9%	5,195	13.6%	59.3%	17.6%

Total operating expenses	12,395	28.0%	10,641	28.6%	8,536	22.4%	45.2%	16.5%

Adjusted operating expenses (non-GAAP)	10,031	22.7%	8,071	21.7%	6,212	16.3%	61.5%	24.3%

Total operating expenses for the fourth quarter of 2009 were US$12.4 million, representing a year-over-year increase of 45.2% from US$8.5 million and a quarter-over-quarter increase of 16.5% from US$10.6 million.
Total operating expenses for the fourth quarter of 2009 included share-based compensation expenses of US$1.8 million, compared to share-based compensation expenses of US$1.7 million in both the same period one year ago and the previous quarter. Adjusted operating expenses (non-GAAP) for the fourth quarter of 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$10.0 million, representing a year-over-year increase of 61.5% from US$6.2 million and a quarter-over-quarter increase of 24.3% from US$8.1 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the fourth quarter of 2009 was 22.7%, compared to 16.3% in the same period one year ago and 21.7% in the previous quarter.
Please refer to the attached table for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the fourth quarter of 2009 were US$4.1 million, including share-based compensation expenses of US$523,000. This represented a year-over-year increase of 23.3% from US$3.3 million and a quarter-over-quarter increase of 14.3% from US$3.6 million. The year-over-year increase was primarily due to higher expenses related to expansion of the direct sales force and increased share-based compensation expenses. The quarter-over-quarter increase was primarily due to higher expenses related to the expansion of the direct sales force for the new advertising network in Sinopec’s gas stations.
General and administrative expenses for the fourth quarter of 2009 were US$8.3 million, including share-based compensation expenses of US$1.3 million, representing a year-over-year increase of 59.3% from US$5.2 million and a quarter-over-quarter increase of 17.6% from US$7.0 million. The year-over-year increase was primarily due to higher bad-debt provisions, headcount increase and increased expenses of office and utilities. The quarter-over-quarter increase was primarily due to higher bad-debt provisions, headcount increase, higher professional fees, and increases in other various expenses. In response to significant budget cuts by multinational corporation clients in 2009, the Company provided services to some new, smaller domestic clients, which resulted in certain doubtful accounts. The Company decided to take a prudent approach by making additional allowance for doubtful accounts in the fourth quarter of 2009.

Income/Loss from Operations
Loss from operations for the fourth quarter of 2009 was US$15.2 million, as compared to income from operations of US$6.4 million in the same period one year ago and loss from operations of US$11.3 million in the previous quarter.
Adjusted loss from operations (non-GAAP) for the fourth quarter of 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$12.8 million, compared to adjusted income from operations (non-GAAP) of US$8.7 million in the same period one year ago and adjusted loss from operations (non-GAAP) of US$8.7 million in the previous quarter. Adjusted operating margin (non-GAAP) for the fourth quarter of 2009, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was negative 29.0%, compared to 22.8% in the same period one year ago and negative 23.4% in the previous quarter.
Please refer to the attached table for a reconciliation of income/loss from operations under U.S. GAAP to adjusted income/loss from operations (non-GAAP).
Income Tax Benefit/Expense
Income tax benefit for the fourth quarter of 2009 was US$2.0 million, compared to income tax benefit of US$352,000 in the same period one year ago and income tax benefit of US$875,000 in the previous quarter.
Net Income/Loss Attributable to AirMedia’s Shareholders
Net loss attributable to AirMedia’s shareholders for the fourth quarter of 2009 was US$12.4 million, compared to net income attributable to AirMedia’s shareholders of US$8.1 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$9.6 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2009 was US$0.19, compared to basic net income attributable to AirMedia’s shareholders per ADS of US$0.12 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.15 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2009 was US$0.19, compared to diluted net income attributable to AirMedia’s shareholders per ADS of US$0.12 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.15 in the previous quarter.
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) for the fourth quarter of 2009, which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$10.0 million, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$10.5 million in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$7.0 million in the previous quarter. Basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the fourth quarter of 2009 was US$0.15, compared to basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.16 in the same period one year ago and basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.11 in the previous quarter. Diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the fourth quarter of 2009 was US$0.15, compared to diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.16 in the same period one year ago and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.11 in the previous quarter.

Please refer to the attached table for a reconciliation of net loss/income attributable to AirMedia’s shareholders and basic and diluted net loss/income attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net loss/income attributable to AirMedia’s shareholders and basic and diluted adjusted net loss/income attributable to AirMedia’s shareholders per ADS (non-GAAP).
Cash, Restricted Cash and Short-term Investments
Excluding restricted cash of US$1.4 million, cash and short-term investments totaled US$124.3 million as of December 31, 2009, compared to US$117.3 million as of September 30, 2009 and US$161.5 million as of December 31, 2008. The increase in cash and short-term investments from September 30, 2009 was primarily due to an increase in cash flow from operations.
Fiscal Year 2009 Financial Results
Revenues
Total revenues by product line (numbers in US$000’s except for percentages):

	Year Ended		Year Ended		Y/Y
	December 31,	% of Total	December 31,	% of Total	Growth
	2009	Revenues	2008	Revenues	rate
Air Travel Media Network	152,428	99.9%	125,540	100.0%	21.4%
Digital frames in airports	66,255	43.4%	45,011	35.9%	47.2%
Digital TV screens in airports	37,260	24.4%	47,591	37.9%	-21.7%
Digital TV screens on airplanes	17,082	11.2%	19,227	15.3%	-11.2%
Traditional media in airports	27,192	17.8%	6,490	5.2%	319.0%
Other revenues in air travel	4,639	3.1%	7,221	5.7%	-35.8%
Gas Station Media Network	102	0.1%	—	—	N/A

Total revenues	152,530	100.0%	125,540	100.0%	21.5%

Net revenues	149,428		119,433		25.1%
Total revenues for the fiscal year 2009 were US$152.5 million, representing a year-over-year increase of 21.5% from US$125.5 million in fiscal year 2008. The year-over-year increase was primarily due to the increases of revenues from digital frames in airports and traditional media in airports.
Revenues from digital frames in airports
Revenues from digital frames in airports for fiscal year 2009 increased by 47.2% year-over-year to US$66.3 million due to the increase in the number of time slots sold.
The number of time slots sold increased by 182.3% year-over-year to 26,983 time slots due to continued sales efforts and growing acceptance of AirMedia’s digital frames. The number of airports where AirMedia operates digital frames was 31 at the end of 2009, up from 22 at the end of 2008. The number of time slots available for sale for fiscal year 2009 increased by 125.4% year-over-year to 109,455 time slots. The year-over-year increase in the number of time slots available for sale was primarily due to the increase in the number of airports in AirMedia’s digital frame network. The utilization rate of digital frames for fiscal year 2009 increased by 5.0 percentage points to 24.7% due to the increase in the number of time slots sold.
The ASP of digital frames for fiscal year 2009 decreased by 47.9% year-over-year to US$2,455 due to higher discounts offered in 2009 than in 2008 and the change in the mix of the time slots sold. The number of time slots sold in the Beijing airport, which have significantly higher ASPs than those sold in other airports, accounted for a lower percentage of the total number of time slots sold in 2009 than in 2008 due to sales ramp-up in other airports.

Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for fiscal year 2009 decreased by 21.7% year-over-year to US$37.3 million due to decreases in both the number of time slots sold and the ASP of digital TV screens in airports.
The number of time slots sold decreased by 12.2% year-over-year to 23,911 time slots primarily because advertisers shifted their budget allocations from our digital TV screens in airports to our other products, especially digital frames in airports. The number of time slots available for sale increased by 1.7% year-over-year to 102,322 time slots in 2009. Utilization rate of digital TV screens in airports decreased by 3.7 percentage points year-over-year to 23.4% primarily due to the decrease in time slots sold.
The ASP decreased by 10.9% year-over-year to US$1,558 primarily due to higher discounts offered in 2009.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for fiscal year 2009 decreased by 11.2% year-over-year to US$17.1 million primarily due to a decrease in the number of time slots sold.
The number of time slots sold for fiscal year 2009 decreased by 12.9% year-over-year to 838 time slots primarily because advertisers shifted their budget allocations from our digital TV screens on airplanes to our other products, especially digital frames in airports. The number of time slots available for sale for fiscal year 2009 increased by 1.6% to 1,908 time slots due to additional advertising time on airplanes. Utilization rate for fiscal year 2009 decreased by 7.3 percentage points year-over-year to 43.9% due to the decrease in the number of time slots sold.
The ASP increased by 2.0% year-over-year to US$20,384 due to the change in the mix of time slots sold. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than those sold on the other airlines, accounted for a slightly higher percentage in 2009 than in 2008.
Revenues from traditional media in airports
Revenues from traditional media in airports for fiscal year 2009 increased by 319.0% year-over-year to US$27.2 million. The year-over-year increase was primarily due to the commencement of operations of traditional media in the Beijing and Shenzhen airports in April 2009 and the full year operations of billboards and painted advertisements on gate bridges in certain airports and traditional media in the Wenzhou airport in 2009.
The number of locations sold for fiscal year 2009 was 1,271 locations. The number of locations available for fiscal year 2009 was 3,564 locations. The utilization rate of traditional media for fiscal year 2009 was 35.7%.
The ASP of traditional media in airports for fiscal year 2009 was US$21,394.
Please refer to “Summary of Selected Operating Data” for more operating data.
Business tax and other sales tax for fiscal year 2009 was US$3.1 million, representing a year-over-year decrease of 49.2% from US$6.1 million in fiscal year 2008 due to a significant increase in concession fees, which was deducted from total revenues when calculating business tax as permitted under applicable PRC tax law.
Net revenues for fiscal year 2009 were US$149.4 million, representing a year-over-year increase of 25.1% from US$119.4 million in fiscal year 2008.

Cost of Revenues
Cost of revenues for fiscal year 2009 was US$147.5 million, representing a year-over-year increase of 107.8% from US$71.0 million in fiscal year 2008 due to increases in concession fees and other components of cost of revenues. Cost of revenues as a percentage of net revenues in fiscal year 2009 increased to 98.7% from 59.4% in fiscal year 2008.
Concession fees for fiscal year 2009 were US$110.1 million, representing a year-over-year increase of 141.0% from US$45.7 million in fiscal year 2008 due to additional new concession contracts signed in 2009. Concession fees as a percentage of net revenues in fiscal year 2009 increased to 73.7% from 38.2% in fiscal year 2008 because concession fees were fixed once concession rights contracts were entered into, while revenues generated from newly signed concession rights contracts need time to ramp up.
Gross Profit
Gross profit for fiscal year 2009 was US$1.9 million, representing a year-over-year decrease of 96.1% from US$48.4 million in fiscal year 2008.
Gross profit as a percentage of net revenues for fiscal year 2009 was 1.3%, down from 40.6% in fiscal year 2008. The decrease in gross profit as a percentage of net revenues was primarily due to the increase in concession fees.
Operating Expenses
Operating expenses (numbers in US$000’s except for percentages):

	Year Ended		Year Ended		Y/Y
	December 31,	% of Net	December 31,	% of Net	Growth
	2009	Revenues	2008	Revenues	rate
Selling and marketing expenses	13,439	9.0%	10,171	8.5%	32.1%
General and administrative expenses	25,597	17.1%	14,374	12.0%	78.1%

Total operating expenses	39,036	26.1%	24,545	20.6%	59.0%

Adjusted operating expenses (non-GAAP)	30,657	20.5%	18,412	15.4%	66.5%

Total operating expenses for fiscal year 2009 were US$39.0 million, representing a year-over-year increase of 59.0% from US$24.5 million in fiscal year 2008.
Total operating expenses for fiscal year 2009 included share-based compensation expenses of US$5.8 million, compared to US$5.0 million in fiscal year 2008. Adjusted operating expenses (non-GAAP) for fiscal year 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$30.7 million, representing a year-over-year increase of 66.5% from US$18.4 million in fiscal year 2008. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in fiscal year 2009 was 20.5%, compared to 15.4% in fiscal year 2008.
Selling and marketing expenses for fiscal year 2009 were US$13.4 million, including US$1.5 million of share-based compensation expenses. This represented a year-over-year increase of 32.1% from US$10.2 million in fiscal year 2008, primarily due to higher expenses related to expansion of the direct sales force and increased share-based compensation expenses.
General and administrative expenses for fiscal year 2009 were US$25.6 million, including $4.2 million of share-based compensation expenses. This represented a year-over-year increase of 78.1% from US$14.4 million in fiscal year 2008 primarily due to higher bad-debt provisions, increased amortization of acquired intangible assets, headcount increase, higher professional fees, increased expenses of office and utilities, and increased share-based compensation expenses.

Income/Loss from Operations
Loss from operations for fiscal year 2009 was US$37.1 million, compared to income from operations of US$23.9 million in fiscal year 2008.
Adjusted loss from operations (non-GAAP) for fiscal year 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$28.8 million, compared to adjusted income from operations (non-GAAP) of US$30.0 million in fiscal year 2008. Adjusted operating margin (non-GAAP) for fiscal year 2009, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was negative 19.3%, compared to 25.1% in fiscal year 2008.
Please refer to the attached table for a reconciliation of income/loss from operations under U.S. GAAP to adjusted income/loss from operations (non-GAAP).
Income Tax Benefit
Income tax benefit for fiscal year 2009 was US$3.7 million, compared to income tax benefit of US$498,000 in fiscal year 2008.
Net Income/Loss Attributable to AirMedia’s Shareholders
Net loss attributable to AirMedia’s shareholders for fiscal year 2009 was US$30.2 million, compared to net income attributable to AirMedia’s shareholders of US$30.2 million in fiscal year 2008. Basic net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2009 was US$0.46, compared to basic net income attributable to AirMedia’s shareholders per ADS of US$0.45 in fiscal year 2008. Diluted net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2009 was US$0.46, compared to diluted net income attributable to AirMedia’s shareholders per ADS of US$0.44 in fiscal year 2008.
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) for fiscal year 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$21.9 million, compared to Adjusted net income attributable to AirMedia’s shareholders of (non-GAAP) of US$36.3 million in fiscal year 2008. Basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for fiscal year 2009 was US$0.33, compared to basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.54 in fiscal year 2008. Diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for fiscal year 2009 was US$0.33, compared to diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.53 in fiscal year 2008.
Please refer to the attached table for a reconciliation of net loss/income attributable to AirMedia’s shareholders and basic and diluted net loss/income attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net loss/income attributable to AirMedia’s shareholders and basic and diluted adjusted net loss/income attributable to AirMedia’s shareholders per ADS (non-GAAP).
ADS Repurchases
On December 29, 2008, AirMedia’s board of directors authorized AirMedia to repurchase up to US$50 million worth of its own outstanding ADSs throughout 2009. As of December 31, 2009, the aggregate number of ADSs AirMedia has repurchased on the open market is 1,646,502 ADSs for a total consideration of US$7.4 million. The ADS repurchase program expired on December 31, 2009.

Management Announcement
Mr. Conor Yang, AirMedia’s chief financial officer, tendered his resignation as chief financial officer of the Company for personal reasons, effective March 10, 2010. Mr. Yang will serve as AirMedia’s consultant to continue contributing his knowledge and expertise to the Company. AirMedia’s board of directors has appointed Mr. Xiaoya Zhang, its director and president, as interim chief financial officer of the Company, effective March 10, 2010. The Company has initiated the search for a new chief financial officer.
Other Recent Developments
Starting from the fourth quarter of 2009, AirMedia has terminated the operation of certain unprofitable media in several airports, including some of the traditional media in Beijing Capital International Airport. The dropping of these unprofitable media is expected to reduce our concession fees by approximately US$11.3 million in 2010. Most of those dropped media had previously not been sold out, nor had they made meaningful contribution to revenues. After the revision of the original concession rights contract, AirMedia still operates a substantial portion of the traditional media in the Beijing airport.
AirMedia increased its listing prices of various media in the first quarter of 2010 and the fourth quarter of 2009. Starting from January 2010, AirMedia increased the listing prices of its TV-attached digital frames in the Beijing and Guangzhou airports by 20% to 30%. Also starting from January 2010, AirMedia increased its listing prices of digital TV screens on Air China’s airplanes by 20%. Starting from October 2009, AirMedia increased the length of advertising cycle of its digital frames in Shanghai’s two airports, and decreased the frequencies of the advertising, which resulted in an over 60% increase in their effective listing prices. Starting from October 2009, AirMedia increased the listing prices of its mega-size LEDs in the Guangzhou airport by approximately 38%. Starting from October 2009, AirMedia increased the listing prices of its stand-alone digital frames in the Chengdu Airport by over 30%. Starting from September 25, 2009, AirMedia increased the length of advertising cycle of its 108 digital frames in the Beijing and Guangzhou airports, which resulted in a 33% increase in their effective listing prices.
On February 4, 2010, AirMedia commenced operations of 20 newly installed 70-inch stand-alone digital frames in Harbin Taiping International Airport, which expanded AirMedia’s digital frame network to 32 airports, including all of the 15 largest airports in China.
On January 6, 2010, AirMedia separately entered into definitive agreements to acquire 100% of the equity interest in Easy Shop Ltd. and 90% of the equity interest in Beijing AirMedia City Outdoor Advertising Co., Ltd., with total consideration of US$13.9 million. The transactions were closed in the first quarter of 2010. After the completion of the transactions, AirMedia now holds 100% equity interest in Beijing AirMedia City Outdoor Advertising Co., Ltd. The transactions enable AirMedia to operate 38 unipole signs and other outdoor media across Beijing.
On October 21, 2009, AirMedia entered into a definitive agreement, with total consideration of US$0.7 million, to acquire 30% of the equity interest in Beijing Dongding Media Co., Ltd., which has exclusive rights obtained from the Fire Department of the Beijing Municipal Public Security Bureau to build and operate thousands of billboards for public service advertising in various locations across Beijing until July 31, 2014. Part of each billboard can be used for commercial advertisements. The transaction was closed in the fourth quarter of 2009. On January 6, 2010, AirMedia entered into a separate definitive agreement, with total consideration of US$0.9 million, to acquire an additional 45% of the equity interest in Beijing Dongding Media Co., Ltd. The transaction was closed in the first quarter of 2010.
On December 24, 2009, AirMedia commenced operations of eight newly installed 70-inch stand-alone digital frames in Guiyang Longdongbao Airport. Previously, AirMedia only operated TV-attached digital frames in the Guiyang airport.

On December 19, 2009, AirMedia commenced operations of 40 newly installed TV-attached digital frames in Guangzhou Baiyun International Airport, which increased the number of its TV-attached digital frames in the Guangzhou airport to 155.
Business Outlook
Including the newly acquired companies, AirMedia currently expects that its total revenues for the first quarter of 2010 will range from US$48.0 million to US$51.0 million, representing a year-over-year increase of 46.4% to 55.6% from the same period in 2009. Excluding the newly acquired companies, AirMedia currently expects that its total revenues for the first quarter of 2010 will range from US$45.4 million to US$48.4 million, representing a year-over-year increase of 38.5% to 47.6% from the same period in 2009.
AirMedia currently expects that concession fees will be at least US$33.4 million in the first quarter of 2010, including US$2.2 million in concession fees for the newly acquired Beijing AirMedia City Outdoor Advertising Co., Ltd. The anticipated quarter-over-quarter decrease in concession fees is primarily attributable to the fact that penalties for terminating the operations of some unprofitable media were already recognized in the fourth quarter of 2009 and the drop of some unprofitable media in several airports, which is offset primarily by the increase in the concession fees associated with outdoor advertising platform in some additional Sinopec service stations, concession fees to be incurred by the newly acquired Beijing AirMedia City Outdoor Advertising Co., Ltd., and concession fee commitments under additional concession rights contracts expected to be entered into in the near future.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to our Safe Harbor Statement for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.
Summary of Selected Operating Data

	Quarter		Quarter		Quarter				Year		Year
	Ended		Ended		Ended		Y/Y	Q/Q	Ended		Ended		Y/Y
	December		September		December		Growth	Growth	December		December		Growth
	31, 2009		30, 2009		31, 2008		Rate	Rate	31, 2009		31, 2008		Rate
Digital frames in airports
Number of airports in operation		31		31		22	40.9%	0.0%		31		22	40.9%
Number of time slots available for sale (2)		30,290		28,918		19,779	53.1%	4.7%		109,455		48,570	125.4%
Number of time slots sold (3)		9,724		8,187		4,617	110.6%	18.8%		26,983		9,559	182.3%
Utilization rate (4)		32.1%		28.3%		23.3%	8.8%	3.8%		24.7%		19.7%	5.0%
Average advertising revenue per time slot sold (5)	US$	2,126	US$	2,084	US$	3,732	-43.0%	2.0%	US$	2,455	US$	4,709	-47.9%

Digital TV screens in airports
Number of airports in operation		40		40		41	-2.4%	0.0%		40		41	-2.4%
Number of time slots available for sale (1)		25,629		25,629		25,668	-0.2%	0.0%		102,322		100,624	1.7%
Number of time slots sold (3)		4,062		5,659		5,711	-28.9%	-28.2%		23,911		27,223	-12.2%
Utilization rate (4)		15.8%		22.1%		22.2%	-6.4%	-6.2%		23.4%		27.1%	-3.7%
Average advertising revenue per time slot sold (5)	US$	1,847	US$	1,487	US$	1,994	-7.4%	24.2%	US$	1,558	US$	1,748	-10.9%

Digital TV screens on airplanes
Number of airlines in operation		9		9		9	0.0%	0.0%		9		9	0.0%
Number of time slots available for sale (1)		450		450		486	-7.4%	0.0%		1,908		1,878	1.6%
Number of time slots sold (3)		274		213		196	39.8%	28.6%		838		962	-12.9%
Utilization rate (4)		60.9%		47.3%		40.3%	20.6%	13.6%		43.9%		51.2%	-7.3%
Average advertising revenue per time slot sold (5)	US$	22,887	US$	19,028	US$	21,056	8.7%	20.3%	US$	20,384	US$	19,992	2.0%

Traditional Media in airports
Numbers of locations available for sale (6)		864		1,006		N/A	N/A	-14.1%		3,564		N/A	N/A
Numbers of locations sold (7)		358		359		N/A	N/A	-0.3%		1,271		N/A	N/A
Utilization rate (8)		41.4%		35.7%		N/A	N/A	5.7%		35.7%		N/A	N/A
Average advertising revenue per location (9)	US$	28,532	US$	20,344		N/A	N/A	40.2%	US$	21,394		N/A	N/A

Notes:

(1)
We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(2)
We define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from standard ones. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)
Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)
Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.

(6)
We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in 10 airports (gate bridges).

(7)
The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the “utilization rates of light boxes and billboards” in such airport by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light boxes and billboards sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details
AirMedia will hold a conference call to discuss the fourth quarter 2009 earnings at 8:00 PM U.S. Eastern Time on March 1, 2010 (5:00 PM U.S. Pacific Time on March 1, 2010; 9:00 AM Beijing/Hong Kong time on March 2, 2010). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.
Conference Call Dial-in Information
U.S.: +1 866 700 0161
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 213 8832
Pass code: AMCN
A replay of the call will be available for 1 week between 10:00 p.m. on March 1, 2010 and 10:00 p.m. on March 8, 2010, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 45528374
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.
Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude certain special items, including (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Income/(Loss) and EPS and non-GAAP Adjusted Income/(Loss) and EPS” set forth at the end of this release.

About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 40 major airports, including 29 out of the 30 largest airports in China. AirMedia also operates digital frames in 32 major airports, including the 15 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by eight airlines, including the three largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and recent slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by expanding into traditional media and building new media platforms may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics such as the H1N1 flu, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	December 31,	December 31,
	2009	2008
		as adjusted(1)
ASSETS:
Current Assets:
Cash	123,754	161,534
Restricted cash	1,431	—
Short-term investments	586	—
Accounts receivable, net	49,358	38,386
Prepaid concession fees	15,425	32,706
Amount due from related party	5,991	—
Other current assets	4,069	7,830
Deferred tax assets — current	1,358	380

Total current assets	201,972	240,836

Acquired intangible assets, net	11,141	9,027
Property and equipment, net	78,831	62,443
Long-term deposits	15,914	14,724
Long-term investments	1,984	1,099
Deferred tax assets — non-current	4,726	1,762
Goodwill	9,087	—
Total Assets	323,655	329,891

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Accounts payable	30,680	15,696
Accrued expenses and other current liabilities	7,136	5,664
Deferred revenue	8,941	2,929
Income tax payable	52	852
Amounts due to related parties	408	408

Total current liabilities	47,217	25,549

Deferred tax liability — non-current	3,155	2,659

Total liabilities	50,372	28,208

Shareholders’ equity
Ordinary shares	132	134
Additional paid-in capital	268,542	268,881
Statutory reserve	6,912	5,593
Accumulated (deficit)/earnings	(15,484)	16,070
Accumulated other comprehensive income	9,947	10,054

Total AirMedia Group Inc.’s shareholders’ equity	270,049	300,732

Noncontrolling interest	3,234	951

Total shareholders’ equity	273,283	301,683

Total Liabilities and Shareholders’ Equity	323,655	329,891

(1)
Amount in relation to noncontrolling interest, formerly named minority interest, as of December 31, 2008 is reclassified in accordance with ASC 810 (formerly FASB Statement No. 160, Noncontrolling Interest), which was adopted by the Company on January 1, 2009.

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
			as adjusted(1)		as adjusted(1)

Revenues	45,199	37,726	40,462	152,530	125,540
Business tax and other sales tax	(943)	(552)	(2,272)	(3,102)	(6,107)

Net revenues	44,256	37,174	38,190	149,428	119,433
Cost of revenues	47,070	37,802	23,280	147,541	70,995

Gross profit/(loss)	(2,814)	(628)	14,910	1,887	48,438
Operating expenses:
Selling and marketing *	4,121	3,607	3,341	13,439	10,171
General and administrative *	8,274	7,034	5,195	25,597	14,374

Total operating expenses	12,395	10,641	8,536	39,036	24,545

Income/(loss) from operations	(15,209)	(11,269)	6,374	(37,149)	23,893
Interest income	521	351	1,216	2,025	5,379
Other income, net	283	582	438	1,239	1,135

Income/(loss) before income taxes	(14,405)	(10,336)	8,028	(33,885)	30,407
Income tax expense/(benefit)	(2,046)	(875)	(352)	(3,697)	(498)

Net income/(loss) before net income/(loss) of equity accounting investment	(12,359)	(9,461)	8,380	(30,188)	30,905
Net income/(loss) of equity accounting investment	32	52	23	164	(325)

Net income/(loss)	(12,327)	(9,409)	8,403	(30,024)	30,580

Less: Net income/(loss) attributable to noncontrolling interest	84	168	275	211	382

Net income/(loss) attributable to AirMedia Group Inc.’s shareholders	(12,411)	(9,577)	8,128	(30,235)	30,198

Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.09)	(0.07)	0.06	(0.23)	0.23
Diluted	(0.09)	(0.07)	0.06	(0.23)	0.22
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.19)	(0.15)	0.12	(0.46)	0.45
Diluted	(0.19)	(0.15)	0.12	(0.46)	0.44
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share — basic	131,107,092	130,833,410	133,820,539	131,320,730	133,603,419
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share — diluted	131,107,092	130,833,410	134,608,724	131,320,730	137,782,135
* Share-based compensation charges included are as follow:
Selling and marketing	523	499	407	1,540	1,158
General and administrative	1,271	1,237	1,312	4,226	3,805

(1)
Amount in relation to noncontrolling interest, formerly named minority interest, for the three-month period ended December 31, 2008 is reclassified in accordance with ASC 810 (formerly FASB Statement No. 160, Noncontrolling Interest), which was adopted by the Company on January 1, 2009.

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP
ADJUSTED NET INCOME (LOSS) AND EPS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008

GAAP net income/(loss) attributable to AirMedia. Group Inc.’s shareholders	(12,411)	(9,577)	8,128	(30,235)	30,198
Amortization of acquired intangible assets	570	834	605	2,613	1,170
Share-based compensation	1,794	1,736	1,719	5,766	4,963

Adjusted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders (non-GAAP)	(10,047)	(7,007)	10,452	(21,856)	36,331

Adjusted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per share (non-GAAP)
Basic	(0.08)	(0.05)	0.08	(0.17)	0.27
Diluted	(0.08)	(0.05)	0.08	(0.17)	0.26

Adjusted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per ADS (non-GAAP)
Basic	(0.15)	(0.11)	0.16	(0.33)	0.54
Diluted	(0.15)	(0.11)	0.16	(0.33)	0.53

Shares used in computing adjusted basic net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per share (non-GAAP)	131,107,092	130,833,410	133,820,539	131,320,730	133,603,419
Shares used in computing adjusted diluted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per share (non-GAAP)	131,107,092	130,833,410	134,608,724	131,320,730	137,782,135
Note: The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to share-based compensation plan.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP
ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentages)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008

GAAP operating expenses	12,395	10,641	8,536	39,036	24,545
Amortization of acquired intangible assets	570	834	605	2,613	1,170
Share-based compensation	1,794	1,736	1,719	5,766	4,963

Adjusted operating expenses (non-GAAP)	10,031	8,071	6,212	30,657	18,412

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	22.7%	21.7%	16.3%	20.5%	15.4%
AirMedia Group Inc.
RECONCILIATION OF GAAP INCOME (LOSS) FROM OPERATIONS TO NON-GAAP
ADJUSTED INCOME (LOSS) FROM OPERATIONS
(In U.S. dollars in thousands except for percentage)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008

Income/(loss) from operations	(15,209)	(11,269)	6,374	(37,149)	23,893
Amortization of acquired intangible assets	570	834	605	2,613	1,170
Share-based compensation	1,794	1,736	1,719	5,766	4,963

Adjusted Income/(loss) from operations (non-GAAP)	(12,845)	(8,699)	8,698	(28,770)	30,026

Adjusted Operating margin (non-GAAP)	-29.0%	-23.4%	22.8%	-19.3%	25.1%